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                               UNITED STATES                                OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION             ------------------------------
                          Washington, D.C. 20549                   OMB Number 3235-0145
                                                                   ------------------------------
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                              INITIAL SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                          World Energy Solutions, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98145W109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |x|       Rule 13d-1(b)

                  Rule 13d-1(c)

                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                PAGE 1 OF 7 PAGES

----------------------                                    ---------------------
CUSIP No. 98145W109                 13G                   Page  2  of  7  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Manulife Financial Corporation

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None, except through its indirect,  wholly-owned  subsidiary,  Elliott
          & Page Limited
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          See line 9 above.
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 7 PAGES

----------------------                                    ---------------------
CUSIP No. 98145W109                 13G                   Page  3  of  7  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Elliott & Page Limited

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             5,000,000
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 5,000,000
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000,000
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.53%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 7 PAGES

Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001)

   Item 1(a)    Name of Issuer:
                World Energy Solutions, Inc.

   Item 1(b)    Address of Issuer's Principal Executive Offices:
                446 Main Street
                Worcester, Massachusetts 01608

   Item 2(a)    Name of Person Filing:
                This filing is made on behalf of Manulife Financial Corporation ("MFC"), and MFC's indirect, wholly-owned subsidiary, Elliott & Page Limited ("E&P").

   Item 2(b)    Address of the Principal Offices:
                The principal business offices of MFC and E&P are located at 200 Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5.

   Item 2(c)    Citizenship:
                MFC and E&P are organized and exist under the laws of Canada.

   Item 2(d)    Title of Class of Securities:
                Common Stock

   Item 2(e)    CUSIP Number:
                98145W109

   Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                MFC:     (g) (X) Parent  Holding  Company,  in accordance  with
                                 ss.240.13d-1(b)(ii)(G).

                E&P:     (e) (X) Investment  Adviser registered under ss.203 of
                                 the Investment Advisers Act of 1940.

   Item 4       Ownership:

                (a) Amount Beneficially  Owned: E&P has beneficial  ownership of
                    5,000,000 shares of Common Stock. Through its parent-subsidiary relationship to E&P, MFC may be deemed to have beneficial ownership of these same shares.


                                PAGE 4 OF 7 PAGES

                (b) Percent of Class: Of the 76,511,741 shares outstanding as of
                    December 14, 2006, according to the issuer's quarterly report on form 10-Q for the fiscal year ended September 30, 2006, E&P held 6.53%.

               (c) Number of shares as to which the person has:

                   (i)  sole power to vote or to direct the vote:
                        E&P has sole power to vote or to direct the voting of the shares of Common Stock it beneficially owns.

                   (ii) shared power to vote or to direct the vote: -0-

                   (iii)sole power to dispose or  to direct the disposition of:
                        E&P  has  sole   power  to  dispose  or  to  direct  the
                        disposition   of  the   shares   of   Common   Stock  it
                        beneficially owns.

                   (iv) shared power to dispose or to direct the disposition of:
                        -0-

   Item 5       Ownership of Five Percent or Less of a Class:
                Not applicable.

   Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                Not applicable.

   Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                See Items 3 and 4 above.

   Item 8       Identification and Classification of Members of the Group:
                Not applicable.

   Item 9       Notice of Dissolution of a Group:
                Not applicable.

   Item 10      Certification:
                By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                PAGE 5 OF 7 PAGES

                                 SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                Manulife Financial Corporation


                                By:      /s/ Scott A. Lively
                                Name:    Scott A. Lively
Dated: February 2, 2007         Title:   Attorney in Fact*


                                Elliott & Page Limited


                                By:      /s/ Robert G. Weppler
                                Name:    Robert G. Weppler
Dated: February 2, 2007         Title:   General Counsel & Secretary



* Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 1, 2007.



                                PAGE 6 OF 7 PAGES

EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------

     Manulife Financial Corporation and Elliott & Page Limited agree that the Initial Schedule 13G to which this Agreement is attached, relating to the Common Stock of World Energy Solutions, Inc., is filed on behalf of each of them.


                                Manulife Financial Corporation


                                By:      /s/ Scott A. Lively
                                Name:    Scott A. Lively
Dated: February 2, 2007         Title:   Attorney in Fact*


                                Elliott & Page Limited


                                By:      /s/ Robert G. Weppler
                                Name:    Robert G. Weppler
Dated: February 2, 2007         Title:   General Counsel & Secretary



* Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 1, 2007.


                                PAGE 7 OF 7 PAGES